Mark R. Ziebell 714.427.7402 mziebell@swlaw.com	June 19, 2006

Via Federal Express
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 3651
Attn.: Linda Cvrkel, Branch Chief

Re:	Exam USA, Inc. (the “Company”)
Form 10-KSB for the Fiscal Year Ended May 31, 2005
Form 10-KSB/A for the Fiscal Year Ended May 31, 2005
File No. 000-26442

Dear Ms. Cvrkel:

We are in receipt of the Securities and Exchange Commission’s (the “Commission”) letter dated May 24, 2006 (the “Letter”). The following responses are keyed to correspond to the comments in the Commission’s Letter:

Form 10-KSB for the Fiscal Year Ended May 31, 2005

Form 10-KSB/A for the Fiscal Year Ended May 31, 2005

Consolidated Statement of Shareholder’s Equity, page F-5

1. We note your response to our prior comment 4, but do not see the revision to your statement of shareholders’ equity to reflect the number of shares issued and the par value associated with the shares for your merger fees of $360,000. In this regard, please revise your future filings to adequately reflect these revisions.

The Company notes the Commission’s comment and would like to revise its response to prior comment 4 in its letter to the Commission dated March 3, 2006. Because the $360,000 merger fee in question was paid by an existing shareholder of the Company by transferring existing outstanding shares of common stock to the consultant who provided the

Ms. Linda Cvrkel
June 19, 2006

services (and hence the Company did not issue any new shares from treasury), there is no corresponding entry in the Consolidated Statements of Shareholder’s Equity to reflect the issuance of shares of common stock in connection with the payment of the merger fee. The company does intend, however, to clarify in future filings, by adding to its footnote disclosure a statement that the merger fee was paid by an affiliate and that no shares were issued by the Company.

The Company hereby acknowledges to the Commission the follow:

● the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

● staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

● the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to give me a call at (714) 427-7402.

Very truly yours,

Snell & Wilmer

/s/ Mark R. Ziebell
Mark R. Ziebell